UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)
(Amendment No.     )*

EVERSPIN TECHNOLOGIES, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

30041T104

(CUSIP Number)

DECEMBER 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 411307 10 1

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Partners 8, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,188,426 (2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 1,188,426 (2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,188,426 (2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 9.5% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Sigma Partners 8, L.P. (“SP 8”), Sigma Associates 8, L.P. (“SA 8”) and Sigma Investors 8, L.P. (“SI 8”), Sigma Management 8, L.L.C. (“SM 8” and, together with SP 8, SA 8 and SI 8, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by SP 8.  SM 8 is the sole general partner of the Sigma Entities and owns no shares of the issuer directly.   SM 8 holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 12,498,128 shares of the Common Stock outstanding as of October 31, 2016, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 18, 2016.

CUSIP No. 411307 10 1

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Associates 8, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 39,224(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 39,224(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,224(2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.3% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Sigma Partners 8, L.P. (“SP 8”), Sigma Associates 8, L.P. (“SA 8”) and Sigma Investors 8, L.P. (“SI 8”), Sigma Management 8, L.L.C. (“SM 8” and, together with SP 8, SA 8 and SI 8, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by SA 8. SM 8 is the sole general partner of the Sigma Entities and owns no shares of the issuer directly.   SM 8 holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 12,498,128 shares of the Common Stock outstanding as of October 31, 2016, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 18, 2016.

CUSIP No. 411307 10 1

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Investors 8, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,716(2)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 12,716(2)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,716(2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 0.1% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)  This Schedule 13G is filed by Sigma Partners 8, L.P. (“SP 8”), Sigma Associates 8, L.P. (“SA 8”) and Sigma Investors 8, L.P. (“SI 8”), Sigma Management 8, L.L.C. (“SM 8” and, together with SP 8, SA 8 and SI 8, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  The shares are held by SI 8.  SM 8 is the sole general partner of the Sigma Entities and owns no shares of the issuer directly.   SM 8 holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 12,498,128 shares of the Common Stock outstanding as of October 31, 2016, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 18, 2016.

CUSIP No. 411307 10 1

1.	Name of Reporting Persons I.R.S. Identification No(s). of above person(s) (entities only) Sigma Management 8, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,240,366(2)

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,240,366(2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,240,366(2)

10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (11) 9.9% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)  This Schedule 13G is filed by Sigma Partners 8, L.P. (“SP 8”), Sigma Associates 8, L.P. (“SA 8”) and Sigma Investors 8, L.P. (“SI 8”), Sigma Management 8, L.L.C. (“SM 8” and, together with SP 8, SA 8 and SI 8, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Includes: (i) 1,188,426 shares held by SP 8; (ii) 39,224 shares held by SA 8; and (iii) 12,716 shares held by SI 8.  SM 8 is the sole general partner of the Sigma Entities and owns no shares of the issuer directly.   SM 8 holds voting and dispositive power over the shares held by the Sigma Entities; however, disclaims beneficial ownership of the shares held by these entities, except to the extent of its pecuniary interests therein.

(3)  This percentage is calculated based upon 12,498,128 shares of the Common Stock outstanding as of October 31, 2016, as set forth in the Issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission on November 18, 2016.

CUSIP No. 411307 10 1

Item 1(a)	Name of Issuer Everspin Technologies, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 1347 N. Alma School Road, Suite 220 Chandler, Arizona 85224

Item 2(a)	Name of Person Filing Sigma Partners 8, L.P. (“SP 8”) Sigma Associates 8, L.P. (“SA 8”) Sigma Investors 8, L.P. (“SI 8”) Sigma Management 8, L.L.C. (“SM 8”)
Item 2(b)	Address of Principal Business Office or, if none, Residence 2105 S. Bascom Avenue, Suite 370 Campbell, CA 95008
Item 2(c)	Citizenship
	SP 8 SA 8 SI 8 SM 8	- - - -	Delaware, United States of America Delaware, United States of America Delaware, United States of America Delaware, United States of America
Item 2(d)	Title of Class of Securities Common Stock
Item 2(e)	CUSIP Number 30041T104

Item 3	Not applicable.

CUSIP No. 411307 10 1

Item 4	Ownership

Sigma Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
SP 8	1,188,426	1,188,426	0	1,188,426	0	1,188,426	9.5%
SA 8	39,224	39,224	0	39,224	0	39,224	0.3%
SI 8	12,716	12,716	0	12,716	0	12,716	0.1%
SM 8	0	0	1,240,366	0	1,240,366	1,240,366	9.9%

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6	Ownership of More than Five Percent of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
Not applicable.

CUSIP No. 411307 10 1

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 8, 2017	SIGMA PARTNERS 8, L.P.

	BY:	SIGMA MANAGEMENT 8, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA ASSOCIATES 8, L.P.

	BY:	SIGMA MANAGEMENT 8, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA INVESTORS 8, L.P.

	BY:	SIGMA MANAGEMENT 8, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

SIGMA MANAGEMENT 8, L.L.C.

	By:	/s/ Gregory Gretsch
Gregory Gretsch
Managing Director

CUSIP No. 411307 10 1

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Sigma Partners 8, L.P., Sigma Associates 8, L.P., Sigma Investors 8, L.P. and Sigma Management 8, L.L.C.